                                                     Writer’s Direct Dial: +1 (212) 225-2286

                                                             E-Mail: afleisher@cgsh.com

July 7, 2015

VIA EDGAR CORRESPONDENCE

Jay Williamson

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	TPG Specialty Lending, Inc.

Amendment No. 2 to Registration Statement on Form N-2

Filed June 15, 2015

File No. 333-203450

Dear Mr. Williamson:

On behalf of TPG Specialty Lending, Inc. (the “Company”), set forth below is the response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission that we received in a telephone conversation with the Staff on June 30, 2015 with respect to Amendment No. 2 to the above referenced Registration Statement on Form N-2 filed on June 15, 2015 (the “Registration Statement”).

As requested by the Staff, if unfunded commitments were treated as senior securities for the purpose of calculating the Company’s asset coverage ratio, the Company confirms to the Staff that its asset coverage ratio would have been 262.0% and 288.2% as of March 31, 2015 and December 31, 2014, respectively, as set forth below in the pro forma column.

As of March 31, 2015

	Actual	Pro Forma*
Total Assets (less total liabilities other than Senior Securities)	$1,326,752,161	$1,361,102,161
Senior Securities	$485,222,427	$519,572,427
Asset Coverage Ratio	273.4%	262.0%

*	Unfunded commitments as of March 31, 2015 were $34,350,000.

Jay Williamson

Securities and Exchange Commission

As of December 31, 2014

	Actual	Pro Forma**
Total Assets (less total liabilities other than Senior Securities)	$ 1,231,269,482	$ 1,279,327,482
Senior Securities	$ 395,863,914	$ 443,921,914
Asset Coverage Ratio	311.0%	288.2%

**	Unfunded commitments as of December 31, 2014 were $48,058,000.

The Company respectfully advises the Staff that its unfunded commitments are obligations to make additional investments in certain of its portfolio companies through the funding of either undrawn portions of senior secured revolving credit facilities or delayed draw term loans to such portfolio companies. When calculating a pro forma asset coverage ratio that treats the value of the Company’s unfunded commitments as senior securities in the denominator of the ratio, as shown above, the Company believes that the total amount of unfunded commitments should also be added to the value of the Company’s total assets in the numerator of the pro forma ratio because any funding by the Company of its unfunded commitments will result in a corresponding increase in the value of the Company’s investments.

As it noted to the Staff in its comment response letter dated May 28, 2015, the Company carefully considers its unfunded commitments for the purpose of planning its ongoing operating leverage. Further, the Company maintains sufficient borrowing capacity within its 200% asset coverage limitation to cover any outstanding unfunded commitments it is required to fund.

*         *         *         *         *

We hope that these responses adequately address the Staff’s comment. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Adam Fleisher at (212) 225-2286 or Helena Grannis at (212) 225-2376.

Very truly yours,

/s/ Adam E. Fleisher

Adam E. Fleisher

cc:	Vincent J. DiStefano

      Securities and Exchange Commission

David Stiepleman

Jennifer Mello

     TPG Specialty Lending, Inc.

Michael A. Gerstenzang

Helena K. Grannis

     Cleary Gottlieb Steen & Hamilton LLP